FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of September


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.







                                  BG Group plc



                      Notification of Interests in Shares





Frank Chapman - Executive Director



The Company has received notification from Frank Chapman, Chief Executive, that on 28 September 2006 he sold 439,172 ordinary shares of 10p each, at a price of GBP6.533968 per share.



As a result, Mr Chapman's beneficial interests in the ordinary share capital of BG Group plc are 435,708 shares, representing 0.01% of the shares in issue.





Ashley Almanza - Executive Director



The Company has also received notification from Ashley Almanza, Chief Financial Officer, that on 28 September 2006 he exercised options under the BG Group Company Share Option Scheme over a total of 269,526 ordinary shares of 10p each comprising 196,623 at a price of GBP2.5175 per share, 50,557 at a price of GBP2.5634 per share and 22,346 at a price of GBP2.685 per share.



Subsequently 269,526 shares, arising from this exercise, were sold at a price of GBP6.533968 per share. Additionally, he sold a further 124,000 shares at a price of GBP6.533968 per share.



As a result, Mr Almanza's beneficial interests in the ordinary share capital of BG Group plc are 176,484 shares, representing 0.005% of the shares in issue.







29 September 2006



Website  www.bg-group.com





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 29 September 2006                          By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary